United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

99 George St. 3rd Floor

Toronto, Ontario, Canada M5A 2N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                      Name and Address of Company

Minera Andes Inc.

99 George St., 3rd Floor

Toronto, Ontario

M5A 2N4

Item 2                                      Date of Material Change

The material changes occurred on or about October 14, and October 20, 2009.

Item 3                                      News Release

News Releases were disseminated by Marketwire, Toronto, Ontario, on October 14 and October 20, 2009.

Item 4                                      Summary of Material Change

On October 14, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) was advised by Minera Santa Cruz SA (“MSC”), that production has been suspended at the San José Mine in Argentina due to labor issues.  The San José project is operated by MSC, which is owned 51% by Hochschild Mining plc and 49% by Minera Andes. Subsequently on October 20, 2009 the Corporation was advised by MSC that production had resumed at the San José Mine.

Item 5.1                            Full Description of Material Change

On October 14, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) was advised by Minera Santa Cruz SA (“MSC”), that production has been suspended at the San José Mine in Argentina due to labor issues.  The San José project is operated by MSC, which is owned 51% by Hochschild Mining plc and 49% by Minera Andes. Subsequently on October 20, 2009 the Corporation was advised by MSC that production had resumed at the San José Mine.

The San José Mine is operated by MSC and Hochschild Mining plc.  As the mine operator, all labour relations are managed by MSC.  Minera Andes supports the efforts of MSC in resolving these on-going issues and improving labour relations.

MSC has advised Minera Andes that although this recent stoppage has been resolved, it is possible that additional temporary/minor work stoppages could occur in the future.  Minera Andes will disclose any future material work stoppages at the San José mine and will inform the market as the various underlying labour issues are resolved.  Information about the daily status of work at the San José mine and any temporary/minor work stoppages at the San José mine will be available on the Corporation’s website — www.minandes.com.

Item 5.2         Disclosure for Restructuring Transactions

Not applicable

Item 6                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                                      Omitted Information

Not applicable

Item 8                                      Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is James K. Duff, Chief Operating Officer at (509) 921-7322.

Item 9                                      Date of Report

October 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Henry A. John, Chief Financial Officer
Henry A. John, Chief Financial Officer

Dated: October 29, 2009